UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on fertilizer plant mothballing

Rio de Janeiro, January 14, 2020 - Petróleo Brasileiro S.A. - Petrobras reports that it has approved the mothballing of the fertilizer plant of its wholly owned subsidiary Araucária Nitrogenados S.A. (ANSA), located in the state of Paraná.

ANSA has been posting recurring losses since it was acquired in 2013. From January to September 2019, the company posted a loss of about R$ 250 million and the projection for 2020 is a loss of over R$ 400 million. In the current market context, the raw material used in the plant (asphalt residue) is more expensive than its end products (urea and ammonia).

Petrobras has endeavored every effort to sell the company, whose divestment process started more than two years ago, but negotiations with the Russian company Acron Group ended with no deal, as disclosed to the market on November 26, 2019.

The plant will remain mothballed under conditions that ensure full operational and environmental safety, as well as the equipment integrity.

The decision is in line with Petrobras' strategic positioning to fully exit the fertilizer business and aligned with the portfolio optimization and improved capital allocation.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. - PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's management. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should", and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer